May 19, 2016
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900  FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
104575-0105

Via Edgar

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Clover Partners, L.P. / Financial Institutions, Inc.

Ladies and Gentlemen:

On behalf of MHC Mutual Conversion Fund, L.P., Clover Partners, L.P., Clover Partners Management, L.L.C., Johnny Guerry and Terrell T. Philen, Jr. (the “Reporting Parties”), we are transmitting for filing materials under Rule 14a-6 of the Securities Exchange Act of 1934, as amended, for the Reporting Parties with respect to the shares of common stock of Financial Institutions, Inc.  This filing is being effected by direct transmission to the EDGAR System.

Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filings.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:            Johnny Guerry
             Phillip Goldberg

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